SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 2011

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

ECOPETROL S.A.

2009 20-F SEC REVIEW PROCESS

This current report on Form 6-k is hereby incorporated by reference into Ecopetrol S.A.’s registration statement on Form F-3 (File No. 333-16489 ) filed with the U.S. Securities and Exchange Commission on February 12, 2010.

In connection with the United States Securities and Exchange Commission’s (the “Commission”) review of Ecopetrol S.A.’s (“Ecopetrol” or the “Company”) annual report on Form 20-F for fiscal year ended December 31, 2009 (the “Form 20-F”), Ecopetrol hereby clarifies and presents additional information to what was originally disclosed in the Form 20-F.

Reserves

In the Company’s answer to a comment received from the Commission with respect to the Company’s reserves, the Company acknowledged that the classification of changes in reserves had to be adjusted in accordance with the technical definitions of FASB ASC 932.  There were no changes in volume when classified based on such definitions,  and when compared with the amounts previously presented.  The following discussion restates certain information disclosed in “Item 4 – Information on the Company – Business Overview – Reserves” of the Form 20-F according to FASB ASC 932.

The Company’s crude oil reserves in 2009 increased to 1,123.3 million barrels of crude oil from 798.9 million in 2008 and the Company’s natural gas proved reserves increased to 2,329.4 million cubic feet (mcf) from 1,898.9 mcf in 2008.

           The Company’s net proved reserves of crude oil and natural gas at December 31, 2009 totaled 1,538.2 million boe, which represents a 35.0% increase from the 1,137.0 million boe registered in 2008.  In 2008, the Company’s proved reserves decreased 6.0% from the 1,209.9 million boe registered in 2007.  The increase in the Company’s reserves in 2009 is a result of (i) a 342 mboe increase corresponding to revisions of previous estimates, which includes improved recovery (ii) a 90 mboe increase coming from purchases of minerals in place, (iii) a 129 mboe increase corresponding to extensions and discoveries, (iv) a 160 mboe decrease corresponding to production and (v) a 0 mboe decrease corresponding to sales of minerals in place.

           The Company’s revisions during 2009 amounted to 342 mboe, deriving from reserve additions (393 mboe), economic limit and other small changes (-51 mboe).  The reserves addition corresponds primarily to the following activities:

•	Rubiales Field: The Company engaged in successful drilling in not developed areas, which supported additional future drilling activities (110 mboe);

•
Pauto Field: The Company updated its development plan and a new gas plant which will increase the gas processing capacity is under construction.  The Company entered into gas sales contracts to sell that additional capacity (76 mboe);

•	Cusiana Field: The Company entered into new gas sales contracts (70 mboe);

•
Castilla Field: The Company engaged in successful drilling activities in areas not developed, which supported additional future drilling activities.  Additionally, the Company entered into a work over program to open some undeveloped intervals of the field (45 mboe); and

•	Chichimene field: The Company obtained better-than-expected production results (32 mboe).

Cra 7ª No. 37-69 Piso 1, Bogotá, D.C. Colombia
Teléfono: (571)2344000

The activities described above represented 85% of the Company’s additions to reserves revisions in 2009, the remaining 60 mboe are distributed in several fields.

The Company’s purchases of minerals in place during 2009 amounted to 90 mboe, which corresponds to the Company’s acquisitions of Savia Perú along with KNOC (formerly Petrotech Peruana S.A.) and Hocol S.A. in Colombia.

The Company’s extensions and discoveries during 2009 amounted to 129 mboe, which correspond to 49 mboe of new discovered fields and 80 mboe of extensions of proved acreage.  The extensions of proved acreage are 93% attributable to extensions at the Chichimene field (43 mboe) and the Castilla field (31 mboe).  In both fields, such extensions are the result of drilling activities developed during 2009, which demonstrated that the proved area of each field was larger than expected.  The remaining 7% of extensions of proved acreage correspond to extensions in several other fields.

In terms of proved undeveloped reserves, during 2009, the Company’s total proved undeveloped reserves increased by 108.8 mboe to 599.2 mboe at December 31, 2009 from 490.4 mboe at December 31, 2008.  At December 31, 2009, 82% of the Company’s total proved undeveloped reserves corresponded to crude oil.

The reduction in the Company’s proved undeveloped reserves resulting from its conversion to proved developed reserves was more than offset by an increase in its proved undeveloped reserves of approximately 467 mboe. The increase in the Company’s proved undeveloped reserves in 2009 is a result of (i) a 303 mboe increase corresponding to revisions of previous estimates, which includes improved recovery; (ii) a 35 mboe increase corresponding to purchases of minerals in place; (iii) a 129 mboe increase corresponding to extensions and discoveries; (iv) a 0 mboe decrease corresponding to production; and (v) a 0 mboe decrease corresponding to sales of minerals in place.

In terms of proved undeveloped reserves,  the Company’s revisions during 2009 amounted to 303 mboe, coming from reserves additions (388 mboe) and economic limit and other small changes (-85 mboe). The reserves additions correspond primarily to the following activities:

•	Rubiales Field: The Company engaged in successful drilling in areas not developed, which supported additional future drilling activities (110 mboe);

•
Pauto Field: The Company updated its development plan and a new gas plant which will increase the gas processing capacity is under construction.  The Company entered into gas sales contracts to sell that additional capacity (76 mboe);

•	Cusiana Field: The Company entered into new gas sales contracts (70 mboe);

•
Castilla Field: The Company engaged in successful drilling activities in areas not developed, which supported additional future drilling activities.  Additionally, the Company entered into a work over program to open some undeveloped intervals of the field (45 mboe); and

•	Chichimene field: The Company obtained better-than-expected production results (32 mboe).

The activities described above represent 86% of the Company’s additions to reserves revisions of the category of proved undeveloped reserves in 2009, the remaining 55 mboe are distributed in several fields.

The Company’s purchases of minerals during 2009 amounted to 35 mboe (proved undeveloped reserves), which corresponds to the Company’s acquisitions of Savia Perú (formerly Petrotech Peruana S.A.) in Peru and Hocol S.A. in Colombia.

The Company’s extensions and discoveries during 2009 amounted to 129 mboe, which correspond to 49 mboe of new discovered fields and 80 mboe of extensions of proved acreage.  The extensions of proved acreage are 93% attributable to extensions at the Chichimene field (43 mboe) and the Castilla field (31 mboe).  In both fields, such extensions are the result of drilling activities developed during 2009, which demonstrated that the proved area of each field was larger than expected.  The remaining 7% of extensions of proved acreage correspond to extensions in several other fields.

Reserve Information in Notes to the Consolidated Financial Statements

The sentence “The use of the unweighted arithmetic average price of the first day of each month within the year, had an upward effect on reserves because the price was higher than the 2009 year-end prices applied under the previous rule” on page F-113 of the Form 20-F was erroneously translated.  The intention of such sentence was to explain that the change in price had a downward effect on reserves.  The actual numbers presented do not change since the 2009 year-end price for WTI crude oil of $79/barrel was not used.  In other segments of the document, such as Presentation of Information Concerning Reserves (Page 4), Reserves (page 82), as well as in the Company’s External Engineers letters this aspect is correctly stated so it is not considered to mislead the appraisal and understanding of the reader.

The Company hereby confirms that the Company’s reserves during 2009 were calculated using the first day of the month average oil price, which was $61/barrel.

Third Party Engineering Reports

The Company hereby confirms that its External Engineers audited its hydrocarbon net proved reserves.  The Company has obtained modified third party reserve reports that consistently disclose that the External Engineers performed an audit of hydrocarbon net proved reserves.  The third party reserve reports of Ryder Scott, Gaffney, Cline & Associates and DeGolyer and MacNaughton, included herein as Exhibits 99.1, 99.2 and 99.3, respectively, hereby amend and restate in their entirety Exhibits 99.1, 99.2 and 99.3 of the Form 20-F.  In addition, the related consents of Ryder Scott, Gaffney, Cline & Associates and DeGolyer and MacNaughton, included herein as Exhibits 23.3, 23.4 and 23.5, respectively, hereby amend and restate in their entirety Exhibits 23.3, 23.4 and 23.5 of the Form 20-F.

Disclosure Controls and Procedures

As a result of the Form 20-F review process with the Commission, the Company concurs that, as a result of the material weakness in the Company’s internal control over financial reporting relating to the preparation and analysis of the differences existing between Colombian Government Entity GAAP and US GAAP, its disclosure controls and procedures were then also ineffective as of the period covered by the Form 20-F.  Therefore, the Company hereby amends and restates “Item 15(a) – Controls and Procedures – Disclosure Controls and Procedures” of the Form 20-F as follows:

“Disclosure controls and procedures

As required by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, we evaluated the design and effectiveness of our financial disclosure controls and procedures as of the end of the period covered by this annual report, under the supervision and participation of our management, including our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even if effective, disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective to provide reasonable assurance that the information required to be disclosed in the reports that we file and submit under the Securities Exchange Act of 1934 is recorded, summarized and reported as and when required and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, because of the existence of a material weakness in our internal control over financial reporting relating to the preparation and analysis of the differences existing between Colombian Government Entity GAAP and U.S. generally accepted accounting principles (US GAAP).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness in our internal control over financial reporting, as well as its related potential impact, is described in “Management’s Report on Internal Control over Financial Reporting” below.”

The Company has implemented a remediation plan to cure the material weakness in internal control over financial reporting described in the Form 20-F, which includes steps to improve the Company’s disclosures controls and procedures. The following table sets forth the timeline and status of the Company’s remedial measures:

Remediation activity	Status
Actions planned for Q3, 2010
1. Creation of compliance team for the U.S. GAAP reconciliation process for Ecopetrol and its Subsidiaries.	Done
2. Hiring experienced personnel to be part of the U.S. GAAP team as well as to improve the skills of the Company and its Subsidiaries in U.S. GAAP.	Done
3. Developing and implementing software (SAP Module) to support the process of preparing and analyzing differences between Colombian Government Entity GAAP and U.S. GAAP.	Done
4. Establishing a formal procedure to review new U.S. GAAP – SEC regulation that may apply to the Company and its Subsidiaries.	Done
5. Designing and executing a training program for accounting personnel at both the Company and its Subsidiaries in order to increase knowledge regarding U.S. GAAP and SEC regulation.	Done
6. Redefining of the Company’s reconciliation process, paying special attention to matters involving the Company’s subsidiaries.	Done
7. Updating the Sarbanes Oxley control procedures according to the new processes.	Done
Actions planned for Q4, 2010
8. Improving monitoring activities on the U.S. GAAP process and establishing a formal method of revision by the personnel involved.	Done
9. Developing standardized forms to collect information from the Company and its Subsidiaries.	Done
10. Conducting a reconciliation process as of September 30, 2010, identifying areas to improve this process, and related monitoring controls.	Done
11. Designing a quality assurance program to the accounting closing process.	Done
12. Defining a lessons learned program for accounting personnel at the Company and its Subsidiaries.	Done
13. Executing a control test for the process using the September 30, 2010 closing exercise.	Done
Other activities
14. Reviewing and enhancing the capabilities of the Company’ s Disclosure Committee.	In process

15. Applying the controls and procedures developed as part of the remediation plan to the reconciliation process as of December 31, 2010.	In process

Exhibits

Exhibit No.	Description
23.3	Consent of Ryder Scott.
23.4	Consent of Gaffney, Cline & Associates.
23.5	Consent of DeGolyer and MacNaughton.
99.1	Third Party Reserve Report of Ryder Scott.
99.2	Third Party Reserve Report of Gaffney, Cline & Associates.
99.3	Third Party Reserve Report of DeGolyer and MacNaughton.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 27, 2011

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer